

August 8, 2011

<u>Via E-Mail</u>
Roberta Lipson, Chief Executive Officer
Chindex International, Inc.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814

      Re: **Chindex International, Inc.**
              Form 10-K for the Transition Period from April 1, 2010 to December 31, 2010
              Filed March 16, 2011
              File No. 001-33524

Dear Ms. Lipson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ John Reynolds

                                     John Reynolds
                                     Assistant Director